Form 40-F
period 2021-12-31
Nuvei Corp
filed 2022-03-08
CIK 1765159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 2021         Commission File Number: 001-40875

NUVEI CORPORATION
(Exact name of Registrant as specified in its charter)

Canada	7389	48-1298435
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1100 René-Lévesque Boulevard West, Suite 900
Montreal, Quebec H3B 4N4
(514) 313-1190
(Address and telephone number of Registrant’s principal executive offices)
Nuvei Technologies Inc.
1375 N Scottsdale Rd
Ste 400
Scottsdale, AZ 85257
1 (480) 285-2000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copy to: Lindsay Matthews Nuvei Corporation
1100 René-Lévesque Boulevard West, Suite 900
Montreal, Quebec H3B 4N4
(514) 313-1190
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Subordinate Voting Shares	NVEI	Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual information form	☒	Audited annual financial statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:
The Registrant had 66,929,432 Subordinate Voting Shares and 76,064,619 Multiples Voting Shares issued and outstanding as of December 31, 2021.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company.  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Nuvei has made in this Annual Report on Form 40-F and the documents filed as Exhibits hereto, and from time to time may otherwise make, forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation.

The Company's actual future results may be materially different from any future results expressed or implied by these forward-looking statements.
The forward-looking statements represent the Company's views as of the date of this Annual Report on Form 40-F. The Company anticipates that subsequent events and developments may cause these views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent the Company's views as of any date other than the date of this Annual Report on Form 40-F.
See Nuvei’s annual information form for the year ended December 31, 2021, attached as Exhibit 99.1 to this Annual Report on Form 40-F, under the heading "Forward-looking information" and Nuvei’s management’s discussion and analysis for the year ended December 31, 2021, attached as Exhibit 99.2 to this Annual Report on Form 40-F (the "Nuvei 2021 MD&A"), under the heading "Forward-Looking information," for a discussion of forward-looking statements.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and which are not comparable to financial statements of United States companies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Evaluation of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including Canadian securities legislation and the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including Canadian securities legislation and the Commission's rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.
B. Management’s report on internal control over financial reporting. This Annual Report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) due to a transition period established by rules of the Commission for newly public companies.
C. Attestation report of the registered public accounting firm. This Annual Report on Form 40-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.
D. Changes in internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the three- and twelve-month periods ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
E. Limitations of Controls and Procedures. Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
F. Limitation on Scope of Design. The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Mazooma, which was acquired on August 3, 2021, and Simplex and Paymentez, which were acquired on September 1, 2021. On a combined basis, these entities’ contributions to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2021 was approximately 3% of total revenues. Additionally, as at December 31, 2021 , these entities’ current assets and current liabilities, on a combined basis, represented approximately 5% and 7%, respectively of our consolidated current assets and current liabilities, and these entities' combined non-current assets, which includes intangible assets and goodwill, represented approximately 18% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisitions are described in Note 4 of the Consolidated Financial Statements incorporated herein by reference.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The Company's board of directors (the “Board”) has a separately designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Audit Committee is currently comprised of Michael Hanley, David Lewin and Daniela Mielke. Mr. Hanley is the chair of the Audit Committee. The Board has determined that Mr. Hanley and Ms. Mielke are, in the opinion of the Company’s Board, independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Global Select Market (the “Nasdaq”)) and that each member of the Audit Committee is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. The Company's board of directors intends to cause the Audit Committee to comply with the transition rules set forth in Rule 10A-3 of the Exchange Act and the rules of the Nasdaq within the applicable time periods.

Audit Committee Financial Expert
The Company’s Board has determined that it has at least one audit committee financial expert serving on its Audit Committee. The Board has determined that Michael Hanley is financially sophisticated within the meaning of Rule 5605(c)(2)(A) of the Nasdaq, is an audit committee financial expert and is independent within the meaning of applicable Commission regulations and the listing standards of the Nasdaq.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, abide. The Code, as amended, is posted on the Company’s website at https://investors.nuvei.com/English/governance/governance-documents/default.aspx. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company's website or any other site shall be incorporated by reference in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto. Any amendments or waivers to the Code will be posted at the Company's Internet website at the address listed above.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (PCAOB ID 271) acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. See the section “Independent Auditor’s Fees” in our Annual Information Form, which section is incorporated by reference herein, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Audit Committee - Pre-Approval Procedures for Non-Audit Services” in our Annual Information Form, which section is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements, as of December 31, 2021.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Liquidity and Capital Resources - Contractual Obligations” in the Nuvei 2021 MD&A is incorporated by reference herein.
CORPORATE GOVERNANCE PRACTICES
The Company is a “foreign private issuer,” as defined under the rules and regulations of the Commission. As a result, the Company is permitted to follow home country corporate governance practices in lieu of certain rules in the Nasdaq Rule 5600 series and Rule 5250(d). The Company has elected to comply with Canadian requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards as follows:
•Nasdaq Listing Rule 5635 requires shareholder approval for certain issuances of securities, including shareholder approval of equity based compensation plans, issuances that will result in a change of control of our company, certain transactions (other than a public offering) involving issuances of a 20% or greater interest in the company, and certain issuances in connection with acquisitions of the stock or assets of another company. In lieu of this requirement, we comply with Canadian requirements, which provide for different requirements for shareholder approval (including, in certain instances, not requiring any shareholder approval) in connection with issuances of securities in the circumstances listed above.
•Nasdaq Listing Rule 5620(c) requires that the minimum quorum for any meeting of a company’s shareholders be 33 1/3% of the outstanding voting shares. As permitted under Canadian requirements, our by-laws provide that the minimum quorum requirement for a meeting of shareholders is persons holding or representing by proxy not less than 25% of the aggregate votes attaching to all voting shares entitled to vote at the meeting.
Except as stated above, the Company is currently in compliance with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of any other Nasdaq corporate governance rules where we are permitted to follow our home country governance requirements in lieu of such Nasdaq rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic public companies.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion & Analysis for the year ended December 31, 2021
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2021
99.4	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of PricewaterhouseCoopers LLP
101	Interactive Data File
Exhibits 99.1, 99.2 and 99.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 4, 2021 (File No. 333-260024) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308) (together, the "Registration Statements"). Exhibit 99.6 is incorporated by reference as an exhibit to the Registration Statements.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

NUVEI CORPORATION
By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel & Corporate Secretary

Date:	March 8, 2022