Form 40-F
period 2022-12-31
Nuvei Corp
filed 2023-03-08
CIK 1765159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended    December 31, 2022         Commission File Number: 001-40875

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
The Registrant had 63,461,608 Subordinate Voting Shares and 76,064,619 Multiples Voting Shares issued and outstanding as of December 31, 2022.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
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
See Nuvei’s annual information form for the year ended December 31, 2022, attached as Exhibit 99.1 to this Annual Report on Form 40-F, under the heading "Forward-looking information" and Nuvei’s management’s discussion and analysis for the year ended December 31, 2022, attached as Exhibit 99.2 to this Annual Report on Form 40-F (the "Nuvei 2022 MD&A"), under the heading "Forward-Looking information," for a discussion of forward-looking statements.
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
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Evaluation of disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2022.
B. Management’s report on internal control over financial reporting. Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2022.
C. Attestation report of the registered public accounting firm. The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which accompanies the Company’s audited consolidated financial statements attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.
D. Changes in internal control over financial reporting. There were no changes to the Company's internal controls over financial reporting during the three months and twelve-months ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.
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

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
Audit Committee
The Company's board of directors (the “Board”) has a separately designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Audit Committee is currently comprised of Tim Dent, Michael Hanley and Samir Zabaneh. Mr. Hanley is the chair of the Audit Committee. The Board has determined that each member of the Audit Committee is in the opinion of the Company’s Board, independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the Nasdaq Global Select Market (the “Nasdaq”)) and is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement.
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

CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer, principal accounting officer and controller or persons performing similar functions, abide. The Code, as amended, is posted on the Company’s website at https://investors.nuvei.com/system/files-encrypted/nasdaq_kms/assets/2022/07/26/7-52-44/Nuvei-Code-of-Ethics-%28October-2021%29-EN.pdf. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report on Form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto. Any amendments or waivers to the Code will be posted at the Company’s Internet website at the address listed above.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (PCAOB ID 271) acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. See the section “Independent Auditor’s Fees” in our Annual Information Form, which section is incorporated by reference herein, for the total amount billed to the Company by PricewaterhouseCoopers LLP for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Audit Committee - Pre-Approval Procedures for Non-Audit Services” in our Annual Information Form, which section is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
We have no off-balance sheet arrangements, as of December 31, 2022.
CONTRACTUAL OBLIGATIONS
The information provided under the heading “Liquidity and Capital Resources - Contractual Obligations and commitments” in the Nuvei 2022 MD&A is incorporated by reference herein.
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

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion & Analysis for the year ended December 31, 2022
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2022
99.4	Certification of Chief Executive Officer and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Consent of PricewaterhouseCoopers LLP
101	Interactive Data File

Exhibits 99.1, 99.2 and 99.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on February 22, 2023 (File No. 333-269901) (together, the “Registration Statements”). Exhibit 99.6 is incorporated by reference as an exhibit to the Registration Statements.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

NUVEI CORPORATION
By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel & Corporate Secretary

Date:	March 8, 2023